EXHIBIT 12

AEP TEXAS NORTH COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$(25,780)	$85,926	$70,168	$60,053	$19,197	$21,830	$7,507
Fixed Charges (as below)	21,884	23,135	22,715	20,987	19,206	19,202	4,800
Total Earnings (Loss)	$(3,896)	$109,061	$92,883	$81,040	$38,403	$41,032	$12,307

FIXED CHARGES
Interest Expense	$20,845	$22,049	$21,985	$19,817	$17,619	$17,603	$4,346
Credit for Allowance for Borrowed Funds Used During Construction	379	367	217	378	568	580	199
Estimated Interest Element in Lease Rentals	660	719	513	792	1,019	1,019	255
Total Fixed Charges	$21,884	$23,135	$22,715	$20,987	$19,206	$19,202	$4,800

Ratio of Earnings (Loss) to Fixed Charges	(0.17)	4.71	4.08	3.86	1.99	2.13	2.56

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.